Exhibit 99.4

For Immediate Release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports second quarter 2015 results

  Net earnings attributable to common shareholders of $759 million drive 15.4% increase in net earnings per share; Adjusted net earnings per share grows 6.1% to $0.87; strong 14.2% growth in Free Cash Flow to $931 million
  Solid organic growth across all Bell operating segments delivers 2.5% increase in total Adjusted EBITDA as margin expands to 41.3%
  Strong 10.0% wireless revenue growth drives 5.3% higher wireless Adjusted EBITDA
  61,033 net new postpaid subscribers on 6.9% higher postpaid gross additions
  Wireline Adjusted EBITDA up 1.0%, positive for a fourth consecutive quarter
  69,072 combined Internet and IPTV net additions; Internet market share leader with 3,316,351 subscribers, up 4.3%; TV subscriber base grows 4.4% to 2,674,796
  Bell Gigabit Fibe available on August 10 to 1.3 million homes in Québec and Ontario; Atlantic region launch by end of Q3; available to 2.2 million homes by end of 2015
  Media Adjusted EBITDA up 2.4%; fast-growing CraveTV video streaming service to go direct to consumers on January 1

MONTRÉAL, August 6, 2015 – BCE Inc. (TSX, NYSE: BCE), Canada’s largest communications company, today reported results for the second quarter (Q2) of 2015.

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q2 2015	Q2 2014	% change
BCE
Operating revenues	5,326	5,220	2.0%
Adjusted EBITDA(1)	2,197	2,144	2.5%
Net earnings attributable to common shareholders	759	606	25.2%
EPS	0.90	0.78	15.4%
Adjusted EPS(2)	0.87	0.82	6.1%
Cash flows from operating activities	1,841	1,850	(0.5%)
Free Cash Flow(3)	931	815	14.2%
Free Cash Flow per share(3)	1.11	1.05	5.7%

“With strong increases in subscribers, revenue and operating profitability, Bell enters the second half of 2015 with clear momentum in the growth services of Canadian communications: Wireless, TV, Internet and Media. The Bell team’s success in executing our strategy of network investment, service innovation and content leadership is delivering the consistent financial and operating performance necessary to support our dividend growth model going forward,” said George Cope, President and Chief Executive Officer of BCE and Bell. “Bell is building advanced Canadian communications networks that rank with the best in the world, highlighted in Q2 by the announcement of our unprecedented broadband fibre deployment across the City of Toronto to enable Bell Gigabit Fibe. Now, with more than 1.3 million homes in communities across

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Ontario and Québec ready for Gigabit Fibe, including 50,000 locations already linked in Toronto, we look forward to bringing Canada’s fastest Internet service to consumers starting on Monday.”

The Bell team is focused on achieving a clear goal – to be recognized by customers as Canada’s leading communications company – through the execution of 6 Strategic Imperatives: Invest in Broadband Networks & Services, Accelerate Wireless, Leverage Wireline Momentum, Expand Media Leadership, Improve Customer Service, and Achieve a Competitive Cost Structure. This consistent execution of Bell’s strategy has resulted in 39 consecutive quarters of uninterrupted Adjusted EBITDA growth and 11 increases to the BCE common share dividend in the last 6 years, for a total dividend increase of 78%.

“We delivered another solid set of financial results in Q2, driven by healthy organic Adjusted EBITDA growth in all our operating segments, margin expansion supported by ongoing operating cost efficiencies and customer service improvements, as well as strong net earnings and free cash flow generation consistent with our plan,” said Glen LeBlanc, Chief Financial Officer of BCE and Bell. “We have leveraged our business model to produce results consistently within our guidance targets. Our operating performance through the first half of the year, together with the confidence in our business outlook and an accelerating free cash flow trajectory in the second half of the year, provide us with considerable financial flexibility to execute our strategy and achieve our 2015 financial guidance targets, all of which we reconfirm today.”

Toronto fibre infrastructure project

In June, Bell announced the rollout of broadband fibre directly to more than a million homes and businesses across the City of Toronto to enable its new super high speed Gigabit Fibe Internet service in Canada’s largest city. Creating approximately 2,400 direct jobs, the $1.14 billion project is the single largest infrastructure buildout in Bell’s plan to invest $20 billion in new broadband fibre and wireless networks by the end of 2020. When Gigabit Fibe launches in Ontario and Québec on August 10, service will be initially available in Toronto to approximately 50,000 locations in the neighbourhoods of Regent Park, the Distillery District, Harbourfront and Willowdale.

Gigabit Fibe available starting August 10

Bell will launch the revolutionary new Gigabit Fibe service to more than 1.3 million homes across Ontario and Québec this Monday. Service will also launch in communities across Atlantic Canada before the end of Q3, and by the end of 2015, Gigabit Fibe will be available to 2.2 million homes. Bell Gigabit Fibe, like Google Fiber and similar gigabit Internet services in the US, will offer speeds of up to 940 Megabits per second at launch, rising to a full 1000 Megabits (1 Gigabit) per second or faster in 2016 as equipment evolves to support these speeds.

Toronto Argonauts acquisition, CFL broadcast agreement extended

In May, Bell and the Kilmer Group announced their joint acquisition of the Toronto Argonauts Football Club of the Canadian Football League (CFL), as well as the team’s move to the newly renovated BMO Field for the 2016 CFL season. Alongside Bell’s interests in Maple Leaf Sports & Entertainment and the Montreal Canadiens, the Argos acquisition strengthens Bell’s position in live professional sports content, key to the continued leadership of Bell Media’s TSN and RDS sports specialty networks. The transaction is expected to be finalized at the end of 2015.

Also in May, Bell Media announced the extension of its broadcast agreement with the CFL by 3 years through to the end of the 2021 season. TSN and RDS hold exclusive TV rights for CFL football, the second most-watched major sports league in Canada, including pre-season, regular

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season, playoff and Grey Cup games. In addition to broadcast and digital rights, the agreement features exclusive Grey Cup radio rights for Bell Media stations.

Katherine M. Lee joins BCE Board

A seasoned financial services executive and former President and CEO of GE Capital Canada, Katherine M. Lee was announced today as the newest member of the BCE Board of Directors. Ms. Lee will serve on the Audit and Pension Fund committees. Joining GE Capital in 1994, Ms. Lee previously served as Director, Mergers & Acquisitions for GE Capital’s Pension Fund Advisory Services based in San Francisco, as Managing Director of GE Capital Real Estate Korea, and as CEO of GE Capital Real Estate from 2002 to 2010. A Chartered Professional Accountant and Chartered Accountant, Ms. Lee holds a Bachelor of Commerce degree from the University of Toronto. She is also a director of Colliers International Group.

BCE RESULTS

BCE operating revenue was up 2.0% in Q2 to $5,326 million, reflecting a 2.0% increase in service revenue and 2.3% higher product revenue, led by strong Wireless and Wireline residential revenue growth.

BCE’s Q2 Adjusted EBITDA(1) grew 2.5% to $2,197 million, driven by increases of 5.3% at Bell Wireless, 1.0% at Bell Wireline, and 2.4% at Bell Media. Higher Adjusted EBITDA across all Bell operating segments contributed to an increase in BCE’s consolidated Adjusted EBITDA margin(1) to 41.3% from 41.1% in Q2 2014, reflecting the positive flow-through of significantly higher wireless average revenue per user(4) (ARPU), increasing IPTV and Internet scale that is driving steady growth in three-product households, fewer network access service (NAS) line losses, and lower operating costs at Bell Wireline and Bell Media.

BCE reported Q2 2015 net earnings attributable to common shareholders of $759 million, up 25.2% from $606 million last year, due to higher Adjusted EBITDA, reduced non-controlling interest as a result of the privatization of Bell Aliant, as well as a gain on investments of $94 million related to the sale of a 50% ownership interest in Glentel Inc. to Rogers Communications Inc. This was partly offset by a loss on investment of $54 million, representing our share of an obligation to repurchase at fair value the minority interest in one of BCE’s joint ventures. Adjusted net earnings(2) were $735 million, up 14.8% from $640 million last year. Net earnings per share (EPS) was $0.90 compared to $0.78 last year, while Adjusted EPS was $0.87, an increase of 6.1% from $0.82 in Q2 2014.

BCE invested $914 million in new capital in Q2 2015, compared to $937 million last year. Capital spending was focused on connecting more homes and businesses directly to our broadband fibre network, the continued expansion of our 4G LTE wireless network and deployment of 700 MHz spectrum, and increases in network capacity to support higher Internet and mobile data speeds and increased data usage.

BCE’s cash flows from operating activities were stable at $1,841 million, compared to $1,850 million in Q2 2014. Free Cash Flow(3) generated was up 14.2% to $931 million compared to $815 million last year, reflecting growth in Adjusted EBITDA and the favourable impact of the privatization of Bell Aliant. Free Cash Flow per share(3) was $1.11 per common share, up 5.7% from $1.05 per common share last year.

BCE added 61,033 net new wireless postpaid customers and reported a net loss of 38,923 prepaid subscribers; 50,466 net new IPTV (Fibe TV and FibreOP TV) customers and a net loss of 33,776 satellite TV customers; and the addition of 18,606 new high-speed Internet customers. Total net NAS line losses improved 13.3% to 113,509. At June 30, 2015, BCE

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served a total of 8,124,824 wireless customers, up 2.2% from Q2 2014; total TV subscribers of 2,674,796, up 4.4% (including 1,040,791 IPTV customers, an increase of 32.9%); 3,316,351 Internet subscribers, up 4.3%; and total NAS lines of 6,903,652, a decrease of 5.8%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

Bell Wireless operating revenues accelerated this quarter, increasing 10.0% to $1,697 million from $1,543 million in Q2 of last year, the result of a higher postpaid subscriber mix, strong data revenue growth of 24.2% and increased product revenues. Service revenues grew 7.7% to $1,539 million, while product revenues were up 41.9% to $149 million, as a result of more mobile device sales and customer upgrades.

Wireless Adjusted EBITDA increased 5.3% to $717 million on strong double-digit revenue growth, yielding a service margin of 46.6%. This was achieved even with a $64 million year-over-year increase in combined retention spending and subscriber acquisition costs, which contributed to operating cost growth of 13.7% in the quarter.

Higher subscriber acquisition costs reflected a 6.9% increase in postpaid gross additions over last year, while increased customer retention spending resulted from a higher number of customer contract expirations and intensified market activity attributable to the start of the double cohort at the beginning of June.

  Postpaid gross additions totalled 317,809 in Q2, up 6.9% over last year, driven largely by increased activity in the Canadian wireless market.

  Postpaid net additions were 61,033, down from 67,951 last year, due to higher customer churn reflecting a heightened level of promotional activity. Postpaid customer churn(4) in Q2 increased 0.08 percentage points over last year to 1.23%.

  Bell Wireless postpaid customers totalled 7,206,453 at the end of Q2 2015, a 4.4% increase over last year. Total Bell Wireless customers grew 2.2% to 8,124,824.

  The percentage of postpaid subscribers with smartphones increased to 77%, compared to 75% at the end of Q2 2014. The proportion of postpaid subscribers on the LTE network reached 57% at the end of the second quarter.

  Blended ARPU increased 5.3% to $62.48, driven by a greater mix of postpaid customers in the total subscriber base, a higher percentage of customers on 2-year contracts, and increased data usage on the LTE network.

  Cost of acquisition (COA)(4) was up 7.7% to $434 per subscriber compared to $403 last year, due to a higher postpaid customer mix and increased sales of premium smartphones.

  Retention spending increased to 12.9% of wireless service revenues from 10.1% last year, reflecting a greater number of customer upgrades driven by an increased number of customer contract expirations attributable to the double cohort.

  Reflecting Bell’s execution of our strategic imperative to improve customer service, J.D. Power and Associates in its 2015 Canadian Wireless Customer Care Study ranked Bell Mobility most improved in each of the 6 performance categories measured between

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December 2014 and March 2015 and rated Virgin Mobile Canada #1 among national carriers in Customer Service and Wireless Purchase Experience Satisfaction.

  Bell offers customers access to Canada’s largest 4G LTE mobile network, reaching 93% of the population at the end of Q2. With ongoing service rollouts to rural and remote communities, including the North, Bell plans to expand LTE to cover more than 98% of Canadians by the end of 2015. Bell also offers customers access to Canada’s largest LTE-Advanced (LTE-A) network, adding Edmonton, Medicine Hat, Penticton, Summerland, Vancouver and Victoria to its footprint in July. LTE-A offers enhanced download speeds of up to 220 Mbps (expected average 12 Mbps to 60 Mbps), and is compatible with a growing lineup of smartphones available from Bell including the Samsung Galaxy S6, S6 Edge and Note 4 Edge, LG G4 and HTC One M9.
  In May, Bell Mobility acquired an additional 243 million Megahertz (MHz)-Pop of 2500 MHz wireless spectrum for $29 million as part of Industry Canada’s most recent spectrum auction, supporting continued 4G LTE service expansion across Canada.
  New 4G LTE smartphones and other devices launched in Q2 by Bell Mobility and Virgin Mobile Canada include the Samsung Galaxy S6 and S6 Edge, the HTC One M9, the Blackberry Leap, the Novatel MiFi 6630 portable hotspot, Sonim’s push-to-talk XP5 smartphone, the LG G4, and Alcatel’s OneTouch Idol 3.

Bell Wireline

Bell Wireline achieved service revenue growth of 1.1% in Q2, a stronger growth trajectory compared to the 0.7% increase in Q1 2015 and 0.6% decline in Q2 2014. This was offset by a 12.1% decline in lower-margin product revenues, resulting in a 0.2% year-over-year decrease in total Bell Wireline operating revenues of $3,042 million.

Bell Wireline residential revenue grew 4.0% in Q2, reflecting continued steady growth in TV and Internet subscribers, fewer home phone losses compared to last year, and higher household ARPU. Bell Business Markets financial results continued to reflect competitive pricing pressures and slow general economic growth that has impacted customer demand for core connectivity services, business service solutions, and data equipment.

Bell Wireline also generated positive Adjusted EBITDA growth for a fourth consecutive quarter in Q2, increasing 1.0% over last year to $1,265 million. This yielded a 0.5 percentage-point improvement in margin to an industry-best 41.6%, reflecting a 1.1% reduction in operating costs over last year from Bell Aliant integration savings, continued service improvement and ongoing spending controls.

  High-speed Internet net additions increased 6.1% to 18,606 as higher Fibe and FibreOP service speeds and the pull-through of IPTV customer activations drove stronger subscriber growth and lower residential customer churn. BCE’s high-speed Internet subscriber base reached 3,316,351 at the end of Q2, up 4.3% compared to Q2 2014.
  Bell TV added 50,466 net new Fibe TV and FibreOP TV customers this quarter, compared to 59,132 last year, reflecting less new IPTV footprint expansion in 2015. BCE’s total IPTV subscribers surpassed the 1 million mark in April 2015. BCE served 1,040,791 IPTV subscribers at the end of Q2, up 32.9% compared to Q2 2014.

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  Satellite TV net customer losses increased to 33,776 in Q2 2015 from 25,763 last year due to aggressive cable conversion offers in areas where BCE does not offer IPTV service and the net loss of wholesale subscribers attributable to the rollout of IPTV service by a competing wholesale provider in Western Canada.
  Total TV subscribers for all BCE TV services increased 4.4% to 2,674,796 at the end of Q2 2015.
  Wireline data revenues were up 2.8% to $1,774 million, driven by combined Internet and TV service revenue growth of 8.4% and higher business service solutions sales. This was partly offset by reduced data product sales to business and wholesale customers.
  Residential NAS net losses improved 13.9% to 75,819 compared to 88,060 in Q2 2014. Improved customer retention reflects the pull-through impact of our IPTV service bundle offers and greater penetration of 3-product households, as well as higher year-over-year activations during the traditional Québec residential move period.
  Business NAS net losses improved 12.1% to 37,690 compared to 42,860 last year. Higher deactivations in Q2 2014 were due to the removal of excess dial-up ports resulting from customer shifts to high-speed fibre Internet access from older technologies.
  Total BCE NAS access lines at the end of Q2 2015 totalled 6,903,652, a 5.8% decline compared to Q2 2014.
  Local and access revenues were $827 million, 3.8% lower compared to last year. This result represents an improvement over the 5.0% revenue decline reported in Q1 2015, reflecting a slowing rate of NAS erosion. Long distance revenues were $207 million this quarter, down 11.2% from last year, due to fewer minutes of use by residential and business customers and lower sales of international long distance minutes.
  Bell launched the Fibe TV app in May, recreating the full Fibe TV experience on any screen with access to more than 300 live channels at home, 170 live channels on the go and over 7,000 hours of on-demand programming. Bell Fibe TV customers can watch broadcast or on-demand content on a smartphone or tablet and switch to viewing on their TV set with the tap of a button. The app also doubles as a remote control, providing access to the Fibe TV programming guide and the ability to manage recordings at home or on the go.
  In June, Bell Aliant opened a state-of-the-art data centre in Saint John, New Brunswick, the first in Atlantic Canada and one of just 11 in Canada to achieve Tier III designation, which certifies full redundancy in all mission critical infrastructures. A partnership with the Government of New Brunswick, the $25 million, 24,000 square foot (2,230 m²) centre boasts a megawatt of capacity with built-in flexibility to expand up to 4 times to accommodate growing demand for data hosting services. In July, Bell increased the power capacity of its Montréal data centre to 6.8 megawatts. Already the largest data centre in Québec, Bell’s Montréal site offers business customers secure and reliable hosting, connectivity and cloud solutions in an expanded 60,000 square foot (5,574 m²) facility. Bell Business Markets and partner Q9 Networks offer customers access to 27 high-capacity data centres, the largest network of hosting and cloud computing facilities in Canada.

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Bell Media

Bell Media reported revenues of $740 million, a 2.8% decrease over last year. Advertising revenue in the quarter was impacted by the loss of NHL playoff broadcast rights on specialty sports services TSN and RDS, increased competition from large players in social media, and general softness in the conventional TV market. This was partly offset by advertising revenue generated from our broadcast of FIFA Women’s World Cup Soccer, which saw record audiences, growth in non-sports specialty services Space and Discovery, as well as solid growth at Astral Out of Home.

Subscriber revenues increased compared to Q2 2014 due to higher revenues generated from CraveTV and our suite of TV Everywhere GO products.

Bell Media Adjusted EBITDA increased 2.4% to $215 million. This was driven by a 4.7% reduction in operating costs from the loss of NHL playoff broadcast rights, lower U.S. programming costs and lower amortization of fair value of certain programming rights, which more than offset investments in CraveTV programming.

  CTV ended the September-May broadcast season as the most-watched Canadian television network among total viewers and in the 25-54 age demographic for a record 14th consecutive year. CTV had 15 of the top 20 programs nationally among the key viewers aged 25 to 54 during the core 2014/2015 season and 4 new series ranked among the Top 10, giving CTV more Top 10 and Top 20 programs than all other networks combined. CTV was the only network to achieve notable core primetime audience growth over last year among viewers aged 25 to 54.
  Bell Media’s English specialty and pay TV properties reached 81% of all Canadian English-language specialty and pay TV viewers in the average week during Q2. Bell Media led in primetime with the top entertainment specialty (Discovery) and pay (The Movie Network) networks among the key viewers aged 25 to 54.
  Bell Media maintained a leading position in Québec’s French-language specialty market, reaching 81% of the French-speaking population in the average week. Three out of the Top 5 Specialty channels among the key viewers age 25 to 54 were Bell Media properties (Canal D, Super Écran and Canal Vie).
  Bell Media digital properties had total monthly averages of 16.4 million visitors, 3.0 million viewers, 307 million page views, 127 million visits, and 77 million videos served.
  Canada’s top radio broadcaster, Bell Media Radio increased its reach by 300,000 weekly listeners in Q2 2015 compared to last quarter, reaching 17.5 million listeners who spent 84 million hours tuned in each week.
  Astral Out of Home maintained its leadership position in Québec and Ontario and pursued growth Canada-wide with contract wins of the Halifax and Vancouver airports and transit shelters in Québec City.
  Bell Media’s popular CraveTV on-demand video streaming service has gained 727,000 subscribers since its launch just 7 months ago. In July, Bell Media announced CraveTV will be made available as a standalone product on January 1, 2016 to more than 11 million Canadians with an Internet subscription. The service is already available to subscribers with a number of Canadian television providers via set-top boxes or mobile apps, the web, Apple

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TV, Chromecast, Microsoft Windows 8, Samsung Smart TVs, and soon on select game consoles.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.6500 per common share, payable on October 15, 2015 to shareholders of record at the close of business on September 15, 2015.

OUTLOOK

BCE confirmed its financial guidance targets for 2015, as provided on February 5, 2015, as follows:

	February 5 Guidance	August 6 Guidance
Revenue growth	1% – 3%	On track
Adjusted EBITDA growth	2% – 4%	On track
Capital Intensity(4)	approx. 17%	On track
Adjusted EPS	$3.28 – $3.38	On track
Free Cash Flow growth(i)	approx. 8% – 15%	On track
Annualized common dividend per share	$2.60	$2.60
Dividend payout policy	65% – 75% of Free Cash Flow	On track

(i)	As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q2 2015 results on Thursday, August 6 at 8:00 am Eastern. Media are welcome to participate on a listen-only basis. To participate, please dial toll-free 1-800-355-4959 or (416) 340-2218. A replay will be available for one week by dialing 1-800-408-3053 or (905) 694-9451 and entering pass code 1862820#.

A live audio webcast of the conference call will be available on BCE’s website at: http://www.bce.ca/investors/investorevents/all/show/BCE-Q2-2015-Results-conference-call. The mp3 file will be available for download on the web page later in the day.

NOTES

The information contained in this news release is unaudited.

(1)	The terms Adjusted EBITDA and Adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3 to BCE’s Q2 2015 consolidated financial statements. We define Adjusted EBITDA margin as Adjusted EBITDA divided by operating revenues. We use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use Adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement

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to value companies in the telecommunications industry. We believe that certain investors and analysts also use Adjusted EBITDA and Adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and Adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to Adjusted EBITDA.

($ millions except per share amounts)
	Q2 2015	Q2 2014
Net earnings	814	707
Severance, acquisition and other costs	24	54
Depreciation	720	708
Amortization	134	171
Finance costs
Interest expense	230	229
Interest on post-employment benefit obligations	28	26
Other expense	(43)	13
Income taxes	290	236
Adjusted EBITDA	2,197	2,144
BCE Operating Revenues	5,326	5,220
Adjusted EBITDA Margin	41.3%	41.1%

(2)	The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs. We define Adjusted EPS as Adjusted net earnings per BCE common share. We use Adjusted net earnings and Adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net (gains) losses on investments, and early debt redemption costs, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to Adjusted net earnings on a consolidated basis and per BCE common share (Adjusted EPS), respectively.

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($ millions except per share amounts)
	Q2 2015		Q2 2014
	TOTAL	PER SHARE	TOTAL	PER SHARE
Net earnings attributable to common shareholders	759	0.90	606	0.78
Severance, acquisition and other costs	16	0.01	38	0.05
Net losses (gains) on investments	(40)	(0.04)	(4)	(0.01)
Adjusted net earnings	735	0.87	640	0.82

(3)	The terms Free Cash Flow and Free Cash Flow per share do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. As of November 1, 2014, BCE’s Free Cash Flow includes 100% of Bell Aliant’s Free Cash Flow rather than cash dividends received from Bell Aliant. We define Free Cash Flow as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. Prior to November 1, 2014, Free Cash Flow was defined as cash flows from operating activities, excluding acquisition costs paid and voluntary pension funding, plus dividends received from Bell Aliant, less capital expenditures, preferred share dividends, dividends paid by subsidiaries to NCI and Bell Aliant Free Cash Flow. We define Free Cash Flow per share as Free Cash Flow divided by the average number of common shares outstanding. We consider Free Cash Flow and Free Cash Flow per share to be important indicators of the financial strength and performance of our businesses because they show how much cash is available to pay dividends, repay debt and reinvest in our company. We believe that certain investors and analysts use Free Cash Flow to value a business and its underlying assets. We believe that certain investors and analysts also use Free Cash Flow and Free Cash Flow per share to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to Free Cash Flow on a consolidated basis.

($ millions except per share amounts)
	Q2 2015	Q2 2014
Cash flows from operating activities	1,841	1,850
Bell Aliant dividends to BCE	-	48
Capital expenditures	(914)	(937)
Cash dividends paid on preferred shares	(37)	(31)
Cash dividends paid by subsidiaries to non-controlling interest	(7)	(68)
Acquisition costs paid	48	16
Bell Aliant free cash flow	-	(63)
Free cash flow	931	815
Average number of common shares outstanding	844.9	777.7
Free cash flow per share	1.11	1.05

(4)	We use ARPU, churn, COA, capital intensity and dividend payout ratio to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers. See section 8.2, Non-GAAP financial measures and key performance indicators (KPIs) in BCE’s Q2 2015 MD&A for a definition of such KPIs.

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CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our 2015 financial guidance (including revenues, Adjusted EBITDA, capital intensity, Adjusted EPS and Free Cash Flow), our business outlook, objectives, plans and strategic priorities, BCE’s 2015 annualized common share dividend and common share dividend policy, our network deployment plans including, without limitation, the Gigabit Fibe infrastructure buildout in Toronto and certain other cities in Canada and the related planned capital investment and the number of jobs expected to be created as a result of the planned infrastructure buildout in Toronto, the value of capital investments expected to be made by Bell Canada from 2015 to the end of 2020, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of August 6, 2015 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after August 6, 2015. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2015 financial results, as well as our objectives, strategic priorities and business outlook for 2015, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by Bell Canada from 2015 to the end of 2020 assumes that capital investments will continue at current levels. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by Bell Canada during such period could materially differ from current expectations.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

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Canadian Economic and Market Assumptions

  slow economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.1% in 2015, representing an eighty basis point decrease from an earlier estimate of 1.9%
  weaker employment growth compared to 2014, as the overall level of business investment is expected to remain soft interest rates to remain stable through the remainder of 2015, following the recent decrease of twenty-five basis points by the Bank of Canada a sustained level of wireline and wireless competition in both consumer and business markets higher, but slowing, wireless industry penetration and smartphone adoption a relatively stable media advertising market and escalating costs to secure TV programming a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code of Conduct implemented in 2013

Assumptions Concerning our Bell Wireless Segment

  higher, but slowing, Canadian wireless industry penetration and smartphone adoption sustained level of competition in both consumer and business markets maintain our market share momentum of incumbent wireless postpaid subscriber activations continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE devices and new data services our ability to monetize increasing data usage and customer subscription to new data services higher subscriber acquisition and retention spending, driven by a greater number of year-over-year gross additions and customer device upgrades higher than industry-average blended ARPU and Adjusted EBITDA growth, driven by a greater mix of postpaid smartphone customers and accelerating data consumption on the 4G LTE network, and higher access rates on new two-year contracts completion of the LTE network expected to cover 98% of the Canadian population ongoing technological improvements by handset manufacturers and from faster data network speeds that allow customers to optimize the use of our services a higher expected number of subscriber renewals resulting from the expiry of 2 or 3 year service contracts due to the Wireless Code of Conduct implemented in 2013 no material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  positive full-year Adjusted EBITDA growth
  IPTV contributing to TV and broadband Internet market share growth, as well as fewer residential NAS losses, resulting in fewer year-over-year total wireline residential net customer losses and higher penetration of three-product households increasing wireless and Internet-based technological substitution residential services household ARPU growth from increased penetration of three-product households, promotion expiries and price increases aggressive residential service bundle offers from cable TV competitors in our local wireline areas stable year-over-year rate of decline in Bell Business Markets Adjusted EBITDA

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  continued large business customer migration to IP-based systems ongoing competitive reprice pressures in our business and wholesale markets continued competitive intensity in our small and mid-sized business segments as cable operators and other telecom competitors continue to intensify their focus on the business segment new broadband fibre deployment expected to be largely fibre-to-the-home (FTTH)/fibre-to-the-premise (FTTP)
  growing consumption of OTT TV services and on-demand streaming video, projected growth in TV Everywhere as well as the proliferation of devices, such as tablets, that consume vast quantities of bandwidth, will require considerable ongoing capital investment no material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  lower year-over-year Adjusted EBITDA and margin, due to escalating costs to secure TV programming, including rising sports-rights costs and market rates for specialty content, CraveTV investment, higher regulatory Canadian content spending, the expiry of certain CRTC benefits as well as the completion of the Local Programming Improvement Fund ability to successfully acquire highly rated programming and differentiated content building and maintaining strategic supply arrangements for content on all four screens successful scaling of CraveTV
  TV unbundling and growth in OTT viewing expected to result in moderately lower subscriber levels for many Bell Media TV properties no material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2015:

  total post-employment benefit plans cost to be approximately $370 million, based on an estimated accounting discount rate of 4%, comprised of an estimated above Adjusted EBITDA post-employment benefit plans service cost of approximately $260 million and an estimated below Adjusted EBITDA net post-employment benefit plans financing cost of approximately $110 million depreciation and amortization expense of approximately $3,425 million net interest expense of approximately $940 million
  tax adjustments (per share) of approximately $0.04, instead of $0.03 an effective tax rate of approximately 26%
  non-controlling interest of approximately $50 million
  total pension plan cash funding of approximately $400 million cash taxes of approximately $750 million
  net interest payments of approximately $925 million
  working capital changes, severance and other costs of approximately $125 million to $225 million average BCE common shares outstanding of approximately 845 million an annualized common share dividend rate of $2.60 per share

The foregoing assumptions, although considered reasonable by BCE on August 6, 2015, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

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Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our 2015 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2015 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  regulatory initiatives and proceedings, government consultations and government positions that affect us and influence our business the intensity of competitive activity, and the resulting impact on our ability to retain existing customers and attract new ones, as well as on our pricing strategies, financial results and operating metrics the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of traditional wireline services the adverse effect of new technology and increasing fragmentation in Bell TV’s TV distribution market and Bell Media’s markets rising programming costs and Bell Media’s inability to secure key content variability in subscriber acquisition and retention costs based on subscriber acquisitions, retention volumes, smartphone sales and handset discount levels economic and financial market conditions, the level of consumer confidence and spending, and the demand for, and prices of, our products and services
  Bell Media’s significant dependence on continued demand for advertising, and the potential adverse effect thereon of economic conditions and ratings/audience levels our inability to protect our networks, systems, applications, data centres, electronic and physical records and the information stored therein against cyber attacks, unauthorized access or entry, and damage from fire, natural disasters and other events the complexity of our product offerings, pricing plans, promotions, technology platforms and billing systems our failure to satisfy customer expectations and build a simple and expeditious operational delivery model our failure to carry out network evolution activities or to meet network upgrade or deployment timelines within our capital intensity target our inability to discontinue certain services as necessary to improve capital and operating efficiencies our failure to anticipate and respond to technological change, upgrade our networks and rapidly offer new products and services our failure to implement or maintain, on a timely basis, effective IT systems, and the complexity and costs of our IT environment our failure to maintain optimal network operating performance in the context of significant increases in broadband demand and in the volume of wireless data-driven traffic employee retention and performance, and labour disruptions pension obligation volatility and increased contributions to post-employment benefit plans events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, equipment and other facilities in-orbit risks to satellites used by Bell TV
  events affecting the ability of third-party suppliers to provide to us, and our ability to purchase, critical products and services the quality of our network and customer equipment and the extent to which they may be subject to manufacturing defects

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  unfavourable resolution of legal proceedings and, in particular, class actions unfavourable changes in applicable laws
  our capital and other expenditure levels, financing and debt requirements, and inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements and implement our business plan, as well as our inability to manage various credit, liquidity and market risks ineffective change management resulting from restructurings and other corporate initiatives, and the failure to successfully integrate business acquisitions and existing business units our failure to evolve practices to effectively monitor and control fraudulent activities copyright theft and other unauthorized use of our content
  the theft of our direct-to-home (DTH) satellite TV services our failure to execute our strategic imperatives and business development plans in order to produce the expected benefits, including continuing to implement our targeted cost reduction initiatives, and our failure to develop a successful business strategy higher taxes due to new taxes, higher tax rates or changes to tax laws, and our inability to predict the outcome of government audits health concerns about radiofrequency emissions from wireless communications devices our inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks our failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters
  BCE’s dependence on the ability of its subsidiaries, joint arrangements and other entities in which it has an interest to pay dividends or otherwise make distributions to it uncertainty as to whether dividends will be declared by BCE’s board of directors or BCE’s dividend policy will be maintained stock market volatility

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2014 Annual MD&A dated March 5, 2015 (included in the BCE 2014 Annual Report) and BCE’s 2015 First and Second Quarter MD&As dated April 29, 2015 and August 5, 2015, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

ABOUT BCE

Canada’s largest communications company, BCE provides a comprehensive and innovative suite of broadband communication services to residential and business customers from Bell Canada and Bell Aliant. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels. To learn more, please visit BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns, like Clara’s Big Ride for Bell Let’s Talk and Bell Let’s Talk Day, and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

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Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:

Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca